JEFFREY G. KLEIN, P.A.

2600 North Military Trail, Suite 270

Boca Raton, Florida 33431

Telephone: (561)997-9920	Telefax: (561)241-4943

August 10, 2007

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C.  20549

Attention:  Garrett Johnson

RE:

Paramount Gold Mining Corp.

Registration Statement on Form SB-2/Amendment No. 1

File No.  333-144263

Dear Mr. Johnston:

In accordance with Rules 460 and 461 promulgated pursuant to the Securities Act of 1933, as amended, the undersigned, on behalf of Paramount Gold Mining Corp. (the "Company") is hereby requesting that the Company's Registration Statement on Form SB-2, as amended, referenced above, be made effective on August 14, 2007 at 11:00 AM Eastern Time or as soon thereafter as may be practicable.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/Jeffrey G. Klein
Jeffrey G. Klein Counsel for the Company